
03051793

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-40375

SEC FILE NUMBER
8-40375


8-40375
JUN 26 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gardner Rich & Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South Financial Place
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gardner — (312) 922-3333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions


PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

Gardner Rich & Company
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 352,433
Due from clearing firms	16,655
Furniture, equipment and leasehold improvements, net	211,972
Other assets	98,820
Total assets	$ 679,880

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 202,921
Liabilities subordinated to claims of general creditors	200,000
Stockholder's equity	
Common stock	26,000
Paid-in capital	250,000
Retained earnings	569,187
	845,187
Less advances to stockholder	(568,228)
Total stockholder's equity	276,959
Total liabilities and stockholder's equity	$ 679,880

See accompanying notes.

OATH OR AFFIRMATION

I, Christopher Gardner, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Gardner Rich & Company, as of and for the year ended December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 28th day of February 2003

Nancy J. Simenson
Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2006

Christopher Gardner
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).